Transmitted by EDGAR


                                                                 March 29, 2010




Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-6010

Gentlemen:

Re: Gordon & Co., 63 Pleasant Street, Suite 200, Watertown, MA 02472 File No. 333-136517

As requested by Special Counsel Sonia Barros in her letter of March 26,2010, Gordon & Co. hereby withdraws Post-Effective Amendment No. 4 to its registration on Form S-1 that was filed with the Commission on March 12, 2010 effective immediately.

Gordon & Co. withdraws Form AW that it filed earlier today because the Company has been advised that the form AW was improperly signed and did not include all of the information required by Rule 477(c). A new Form AW will be filed immediately following this withdrawal.



                                            Very truly yours,

                                            s/ Allison D. Salke
                                            Gordon & Co.
                                            Allison D. Salke, CEO